June 14, 2019

Nikesh Arora
Chief Executive Officer
Palo Alto Networks, Inc.
3000 Tannery Way
Santa Clara, California 95054

       Re: Palo Alto Networks, Inc.
           Form 10-K for the Fiscal Year Ended July 31, 2018
           Form 10-Q for the Quarterly Period Ended April 30,2019
           File No. 001-35594

Dear Mr. Arora:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended April 30,2019

Revenue Recognition, page 12

1. We note that the majority of your contracts with your customers include various combinations of your products and subscriptions and support which are distinct and accounted for as separate performance obligations. We further note that when end-
      customers purchase your physical or virtual firewall appliances, they typically purchase support in order to receive ongoing security updates, upgrades, bug fixes, and repairs.
      Please explain how you considered the guidance in ASC 606-10-25-21 and Example 10,
      Case C included in ASC 606-10-55-140D.
 Nikesh Arora
Palo Alto Networks, Inc.
June 14, 2019
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Morgan Youngwood, Staff Accountant, at 202-551-3479 or
Craig
Wilson, Senior Assistant Chief Accountant, at 202-551-3226 with any questions.



                                                          Sincerely,
FirstName LastNameNikesh Arora
                                                          Division of
Corporation Finance
Comapany NamePalo Alto Networks, Inc.
                                                          Office of Information
Technologies
June 14, 2019 Page 2                                      and Services
FirstName LastName